Exhibit (a)(41)

                    [Letterhead of Salomon Smith Barney Inc.]


October 22, 1999

Board of Directors
Columbia Energy Group
13880 Dulles Corner Lane
Herndon, VA

Ladies and Gentlemen:

         You have requested our opinion as to the adequacy, from a financial point of view, to the holders of common stock, par value $0.01 per share ("Company Common Stock"), of Columbia Energy Group (the "Company") of the tender offer of CEG Acquisition Corp. ("Subsidiary"), a wholly owned subsidiary of NiSource Inc. ("NI"), to purchase all of the issued and outstanding shares of Company Common Stock, other than shares of Company Common Stock owned by NI and its affiliates, for $74 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 25, 1999, as amended and supplemented as of October 18, 1999 (the "Offer to Purchase"), and the related Letter of Transmittal (which together with the Offer to Purchase constitutes the "Offer"). The terms of the Offer are more fully set forth in the Schedule 14D-1, as amended and supplemented as of October 18, 1999 (the "Schedule 14D-1"), filed by Subsidiary and NI with the Securities and Exchange Commission on June 25, 1999.

         In connection with rendering our opinion, we have reviewed and analyzed, among other things, the following: (i) certain publicly available information concerning the Company; (ii) certain internal information, primarily financial in nature, including projections, concerning the business and operations of the Company, furnished to us by the Company for purposes of our analysis; (iii) certain publicly available information concerning the trading of, and the trading market for, Company Common Stock; (iv) certain publicly available information concerning NI; (v) certain publicly available information with respect to certain other companies that we believe to be comparable to the Company and the trading markets for certain of such other companies' securities;
(vi) the Offer to Purchase and the Schedule 14D-1; and (vii) a report from the Ryder Scott Company dated January 27, 1999 regarding the reserves, future production and income and certain leasehold and royalty interests of Columbia Natural Resources Corporation (the "Ryder Scott Report"); and (viii) certain publicly available information concerning the nature and terms of certain other



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transactions  that  we  consider  relevant  to  our  inquiry.  We  further  have considered such other information, financial studies, analyses, investigations and financial, economic and market criteria that we deemed relevant. We also have met with certain officers and employees of the Company to discuss the foregoing as well as other matters that we believe relevant to our inquiry.

         In our review and analysis and in arriving at our opinion, we have assumed and relied upon the accuracy and completeness of all of the financial and other information provided to us or publicly available and have neither attempted independently to verify nor assumed any responsibility for verifying any of such information and have further relied upon the assurances of management of the Company that they are not aware of any facts that would make any of such information inaccurate or misleading. We have not conducted a physical inspection of any of the properties or facilities of the Company, nor have we made or obtained or assumed any responsibility for making or obtaining any independent evaluations or appraisals of any of such properties or facilities, nor have we been furnished with any such valuations or appraisals; however, we have reviewed the Ryder Scott Report and have relied without independent verification upon such report for purposes of this opinion. With respect to financial projections, we have been advised by the management of the Company and have assumed that they were reasonably prepared and reflect the best currently available estimates and judgment of the management of the Company as to the future financial performance of the Company and we express no view with respect to such projections or the assumptions on which they were based.

         In conducting our analysis and arriving at our opinion as expressed herein, we have considered such financial and other factors as we have deemed appropriate under the circumstances including, among others, the following: (i) the historical and current financial position and results of operations of the Company; (ii) the business prospects of the Company; (iii) the historical and current market for Company Common Stock and for the equity securities of certain other companies that we believe to be comparable to the Company; and (iv) the nature and terms of certain other merger transactions that we believe to be relevant. We have also taken into account our assessment of general economic, market and financial conditions as well as our experience in connection with similar transactions and securities valuation generally. Our opinion necessarily is based upon conditions as they exist and can be evaluated on the date hereof, and we assume no responsibility to update or revise our opinion based upon circumstances or events occurring after the date hereof. Our opinion is, in any event, limited to the adequacy, from a financial point of view, of the Offer to the holders of Company Common Stock. Our opinion is not intended to be and shall not constitute a recommendation to any holder of Company Common Stock as to whether to tender shares of Company Common Stock pursuant to the Offer.


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         We have acted as financial  advisor to the Company in  connection  with the Offer and will receive a fee for such services. In addition, in the ordinary course of business, we and our affiliates may actively trade the securities of the Company and NI for our own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities. We and our affiliates (including Citigroup Inc.) may have other business relationships with the Company or NI.

         This opinion is intended for the benefit and use of the Company (including the management and directors of the Company) in considering the transaction to which it relates and may not be used for any other purpose or reproduced, disseminated, quoted or referred to at any time, in any manner or for any purpose, without the prior written consent of Salomon Smith Barney.

         Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Offer is inadequate, from a financial point of view, to the holders of Company Common Stock, other than NI and its affiliates.

                                                   Very truly yours,

                                                   /s/ Salomon Smith Barney Inc.

                                                   Salomon Smith Barney Inc.